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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*




                          VISTA ENERGY RESOURCES, INC.

                                (Name of Issuer)




                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)




                                   928350 10 7

                                 (CUSIP Number)


                                 C. RANDALL HILL
                              550 WEST TEXAS AVENUE
                                    SUITE 700
                              MIDLAND, TEXAS 79701
                                 (915) 570-5045


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                                A. WINSTON OXLEY
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 220-7891


                                OCTOBER 28, 1998

     (Date of Event which Requires Filing of this Statement on Schedule 13D)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.                                                            928350 10 7

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   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                 C. Randall Hill
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   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [ ]
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   3     SEC use only
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   4     Source of Funds                                         00 (See Item 3)
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   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
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   6     Citizenship or Place of Organization                      United States
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                                     7    Sole Voting Power        1,492,118 (1)
   Number of Shares Beneficially     -------------------------------------------
                                     8    Shared Voting Power                  0
      Owned by Each Reporting        -------------------------------------------
                                     9    Sole Dispositive Power   1,492,118 (1)
            Person With              -------------------------------------------
                                     10   Shared Dispositive Power             0
                                     -------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person (1)                                                1,492,118 (1)
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  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
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  13     Percent of Class Represented by Amount in Row (11)                8.81%
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  14     Type of Reporting Person                                             IN
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(1) Includes 632,838 shares issuable upon exercise of stock warrants exercisable within 60 days of May 1, 1999 at an exercise price of $4.00 per share.


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         The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

ITEM 1. SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Vista Energy Resources, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 550 West Texas Avenue, Suite 700, Midland, Texas 79701.

ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by C. Randall Hill, a United States citizen. C. Randall Hill is sometimes referred to herein as the "Reporting Person."

         C. Randall Hill is the Chairman of the Board, Chief Executive Officer and Chief Financial Officer of the Company. The principal business address of C. Randall Hill, Vista Energy Resources, Inc. is 550 West Texas Avenue, Suite 700, Midland, Texas 79701.

         The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 28, 1998, C. Randall Hill acquired 859,280 shares of Common Stock and Warrants for 632,838 shares of Common Stock as a result of the exchange of certain securities owned by Mr. Hill in Vista Resources I, Inc.
for the above-described shares of Common Stock and Warrants of the Company.

ITEM 4. PURPOSE OF THE TRANSACTION.

         The shares of Common Stock purchased by the Reporting Person have been acquired for investment purposes.

         (a), (b), (c), (d), (e), (f), (g), (h), (i) and (j). The Reporting
Person does not have plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's board of directors; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, and any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). C. Randall Hill may be deemed to beneficially own 1,492,118 shares of Common Stock, representing 8.81% of the total outstanding shares of Common Stock. This includes 632,838 shares issuable upon exercise of stock warrants exercisable within 60 days of May 1, 1999 at an exercise price of $4.00 per share.



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         (c), (d) and (e). Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person or entity with respect to the shares of Common Stock deemed to be beneficially owned by the Reporting Person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: May 17, 1999                             /s/ C. RANDALL HILL
                                                --------------------------------
                                                C. Randall Hill



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                                  EXHIBIT INDEX

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.